Via Facsimile and U.S. Mail
Mail Stop 4720

February 25, 2010

Mr. G. Patrick Corydon
Executive Vice President and
 Chief Financial Officer
Baldwin & Lyons, Inc.
1099 North Meridian Street,
Indianapolis, Indiana

Re: Baldwin & Lyons, Inc.
         Form 10-K for the Year Ended December 31, 2008
         Schedule 14A
         File No. 000-05534

Dear Mr. Corydon:

        We have reviewed your December 18, 2009 response to our November 20, 2009
letter and have the following comments. In our comments, we ask you to provide us with
information so we may better understand your disclosure. Where a comment requests you
to revise disclosure, the information you provide should show us what the revised
disclosure will look like and identify the annual or quarterly filing, as applicable, in
which you intend to first include it. If you do not believe that revised disclosure is
necessary, explain the reason in your response. After reviewing the information
provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Year Ended December 31, 2008

Item 1A. Risk Factors, page 17

1. We note your response to our prior comment 3. Please provide us with draft
    disclosure for your revised risk factor section.

Definitive Proxy Statement on Schedule 14A

Executive Compensation Discussion and Analysis
Components of Executive Compensation for 2008
Annual Incentives for 2008, page 11

2. We note your response to our prior comment 13 and the draft disclosure you have
    included. Please revise this disclosure to discuss all of the subjective and objective

criteria that is expected to comprise the Named Executive Officers' individual performance goals. Please also specify how the achievement, or lack thereof, of each of these criteria is expected to factor into the actual awards made under the Executive Bonus Incentive Plan. Please be as specific as possible in your discussion, including providing quantitative performance objectives, to the extent applicable.

* * * *

Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Daniel Greenspan, Special Counsel, at (202) 551-3623 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant